Trading Symbol TSX-VE: GGC

August 20, 2007

Genco Announces Santa Ana Drill Results

Genco announces the results of the ongoing drill campaign and underground development work in the Santa Ana vein located in the Temascaltepec Silver Gold Mining District, State of Mexico, Mexico. Drilling in the Santa Ana vein continues to return both high grade vein and bulk tonnage style drill intersections. Highlights include GDH-135 with 1 meter grading 666 grams per tonne (g/t) silver and 0.56 g/t gold. This intercept extends the known mineralized zone down dip a minimum of 200 meters. In addition, GDH-103 intersected 1.6 meters (core length) grading 282 g/t silver and 0.20 g/t gold. This drill intercept is 1,000 meters, northeast of the current Santa Ana ramp development area and thus extends the confirmed strike length of the Santa Ana vein an additional 1000 meters to the northeast.

The following tabulates the bulk tonnage style Santa Ana drill intersections.

Santa Ana Bulk Tonnage Style Drill Intersections
Drill Hole	From	To	Interval	Gold g/t	Silver g/t	eAg* g/t
GDH-39	66.95	103.55	36.6	0.10	103	108
GDH-50	101.15	109.55	8.4	0.184	144	153
GDH-51	Vein Style Mineralization only—see next table
GDH-53	Low Grade
GDH-64	Low Grade
GDH-71	111	119.4	8.4	0.05	82	84
GDH-73	Low Grade
GDH-84	150	168.2	18.2	<0.05	58	58
GDH-89	107.3	133.5	26.2	<0.05	46	46
GDH-90	Low Grade
GDH-91	108	130.5	22.5	0.08	50	55
GDH-93	Santa Ana Vein Eroded Out Beneath Basalt
GDH-91	Vein Style Mineralization only—see next table
GDH-99	148.5	162	13.5	<0.05	49	49
GDH-100	Low Grade
GDH-101	Low Grade
GDH-103	182.24	193.5	11.26	<0.05	81	81
GDH-108	18.9	26	7.1	0.20	187	196
GDH-112	Low Grade
GDH-118	Abandoned in 193 g/t eAg, recovery very poor
GDH-127	Vein Style Mineralization only—see next table
Average of mineralized intercepts			16.9	0.07	79	82

Trading Symbol TSX-VE: GGC

The following tabulates the high grade vein style intersections included in the above intercepts.

Santa Ana Vein Style Drill Intersections
Drill Hole	From	To	Interval	Gold g/t	Silver g/t	eAg* g/t
GDH-39	80.45	84.35	3.9	0.32	270	286
GDH-50	103.15	105.15	2.0	0.35	355	372
GDH-51	157.5	159.1	1.6	0.14	135	142
GDH-71	117	119.4	2.4	0.13	233	239
GDH-84	151	152	1	<0.05	196	196
GDH-89	115.2	118.2	3	0.15	146	153
GDH-91	120	122	2	0.29	267	281
GDH-92	87	88	1	0.39	161	181
GDH-97	89	90	1	0.18	345	354
GDH-99	158	158.8	0.8	0.26	169	182
GDH-103	183.24	184.44	1.2	0.1	282	287
GDH-108	18.9	20.5	1.6	0.2	272	282
GDH-127	24.25	27.6	3.35	0.19	228	228
GDH-135	255	256	1	0.56	666	694

*

The eAg calculation is based on US$550/ounce gold and US$11/ounce silver for a 1:50 gold:silver ratio in the above tables. A recovery factor of 100% for silver and gold is used for calculating the eAg, actual metal recoveries will be less.

BDW International Drilling of Mexico SA de CV used HQ and NQ coring equipment to drill all the above holes with the exception of holes GDH-108, GDH-118 and GDH-127 which were drilled by La Guitarra’s drilling department using BQ and ATW core drilling equipment. True vein thickness of the intercepts varies from 100% to approximately 70% the intercept width. The average of all vein style mineralized drill intersections in the Santa Ana vein to date is 2.1 meters grading 304 g/t silver and 0.73 g/t gold for a silver equivalent grade of 341 g/t.

The long section shows the spatial relationships between the existing reserves and the drill holes completed to date on the Santa Ana vein.

Trading Symbol TSX-VE: GGC

Core recoveries to date have been poor in the oxidized Santa Ana vein intersections. Genco’s staff geologists believe metal values are being lost in the washed out (oxidized) vein material. The average grade of vein material encountered in the access ramp is 330 g/t silver and 0.6 g/t gold as compared to a projected grade of 274 g/t silver and 0.3 g/t gold; drilling has further substantiated the concept of washed out vein material. A reverse circulation drilling program is being planned to test this belief by the twinning of several core holes.

Drilling in the Mina de Agua area to date has been conducted only in the oxidized zone. Surface mineralization has been found to be nearly completely leached of metal values in many areas. The leached condition is believed to extend to a more moderate degree through out the elevational horizon tested to date. In certain districts this leaching has produced a high grade silver blanket at the sulfide oxide interface. Genco is actively exploring for this possibility by deeper drilling.

Approximately 400 meters of ramp and sills have been completed in the Santa Ana ramp. The objective is to drive the ramp below the existing Spanish Colonial era mine workings and develop the first production level at Santa Ana by years’ end.

Qualified Person
This news release has been reviewed for technical content by a director of the Company, James M. McDonald, P. Geol., a “qualified person” for the purpose of National Instrument 43-101, Standards of disclosure for Mineral Projects.

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. All drill core is sawn in half and one-half is split, bagged and picked up by ALS Chemex personnel on site. Depending upon core recovery, within the ore zone the core samples are generally between 0.8 and 1.5 meters in length. Reverse circulation drilling samples are split into two samples at the drill, bagged and one sample is pickup by ALS Chemex personnel. The retained samples of core or reverse circulation cuttings are saved for future check assaying or metallurgical work.

Trading Symbol TSX-VE: GGC

Samples picked up by ALS Chemex are transported to its Guadalajara, Mexico, preparatory laboratory, logged in to the computer tracking system, crushed, split and a pulp sample prepared. The pulp sample is sent to ALS Chemex's laboratory in Vancouver B.C. for analysis. The analytical technique used is Fire Assay with Gravimetric Finish using a 30 gram pulp sample for both gold and silver. ALS Chemex routinely uses blanks and standards as part of their quality control and assurance program.

Some of the mineralized core intervals are check assayed in La Guitarra’s Mine laboratory using a 1/4 split of the retained core or a split of the retained reverse circulation sample. All underground mine samples referred to above were analyzed in La Guitarra’s mine laboratory. The assay technique used by La Guitarra’s laboratory is Fire Assay with Gravimetric Finish on a 20 gram pulp sample for both gold and silver.

For further information: Gregory K Liller, President
Tel: 604-682-2205
E-mail: gencoinfo@telus.net

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Tel: (604) 682-2205 Fax: (604) 682-2235
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